UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-36532

Sphere 3D Corp.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[X] Form 20-F     [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements

Sphere 3D Corp. (“we” or the “Company”) has entered into a securities purchase agreement, dated March 24, 2017 (the “SPA”), with certain investors party thereto (the “Investors”) pursuant to which the Company has agreed to issue to the Investors, in the aggregate, 20,454,546 of the Company’s common shares, no par value per share (the “Common Shares”). The purchase price for one common share is $0.22. The proceeds to us before expenses from the sale of the common shares will be $4,500,000. All Common Shares were offered by the Company in connection with a Registration Statement on Form F-3 (File No. 333-206357) filed by the Company with the Securities and Exchange Commission on August 27, 2015, the prospectus dated August 27, 2015 included therein (collectively, the “Registration Statement”), and the prospectus supplement thereto dated March 24, 2017 (“Prospectus Supplement”).

The SPA also provides for the concurrent private placement of warrants (the “Warrants”) exercisable to purchase up to 20,454,546 Common Shares under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. Each Warrant has an initial exercise price of $0.30 per Warrant share. The warrants are exercisable for cash immediately or on a cashless basis commencing on a date which is the earlier of (i) six months from the date of the effective date of this offering or (ii) the date on which we fail to fulfill our obligations to register the common shares underlying the Warrants under the registration rights agreements and expiring on a date which is no more than five years from the date of the effective date of this offering. If at any time while the Warrants are outstanding, the Company sells or grants options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $0.30, then the exercise price for the Warrants will be reduced to such price, provided that the exercise price will not be lower than $0.10, and the number of common shares issuable under the Warrants will be increased such that, after taking into account the decrease in the exercise price, the aggregate exercise price under the Warrants will remain the same. In addition, upon the occurrence of certain fundamental transactions, including certain mergers, sales of substantially all of our assets or those of our significant subsidiaries, and other significant corporate events, the warrant holders will have certain rights, including for the exchange of the Warrants for warrants to purchase common shares of the successor entity and the right to have the Company purchase the warrants for their Black Scholes Value.

In connection with the registered direct offering, the Company has entered into a placement agency agreement with Roth Capital Partners, LLC (the “Placement Agent”), dated March 24, 2017 (the “Placement Agency Agreement”) pursuant to which the Placement Agent has agreed to offer the Common Shares to Investors on behalf of the Company on a “best efforts” basis. Under the terms of the Placement Agency Agreement, the Placement Agent is entitled to a fee consisting of cash equal to 7.5% of the aggregate proceeds of the offering and the concurrent private placement and the fees and expenses incurred by the Placement Agent in an amount not to exceed $45,000, and warrants to purchase up to 1,227,272 common shares, which is 3.0% of the Common Shares and Warrant shares. The Placement Agent’s warrants are identical to the Warrants except that they are not exercisable for 180 days from the date of the effective date of this offering and expire on a date which is no more than five years from the date of the effective date of this offering. As a condition of the Placement Agency Agreement, each of the Company’s directors and executive officers will enter into a lock-up agreement pursuant to which they will agree not to offer, pledge, sell or otherwise transfer any common shares or any securities convertible into common shares, enter into any swap or other arrangement that transfers such securities; make any demand for or exercise any right with respect to the registration of any of such securities; or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to such securities for a period of 90 days from the effective date of this offering.

In addition, the Company expects to enter into separate and substantially similar leak-out agreements with each Investor (the “Leak-Out Agreements”). From the date of the SPA until the date that is 30 calendar days after (and including) the date of the SPA, each Investor who is party to a Leak-Out Agreement (together with certain of its affiliates) may not sell, dispose or otherwise transfer, directly or indirectly (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions), on any trading day, shares purchased in this offering, including the shares of Common Stock issuable upon exercise of the Warrants, in an amount more than a specified percentage of the trading volume of the Common Stock on the principal trading market, subject to certain exceptions. The aggregate trading volume for all Investors who execute Leak-Out Agreements will be 35% of the trading volume of the Common Stock on the principal trading market during each trading day during the above-referenced leak-out period, subject to certain exceptions. This restriction does not apply to any actual “long” (as defined in Regulation SHO promulgated under the Securities Exchange Act of 1934, as amended) sales by such Investor (together with certain of its affiliates) at a price greater than $0.30. Further, this restriction does not apply to sales or transfers of any such shares of Common Stock in transactions which do not need to be reported on the Nasdaq consolidated tape so long as the purchaser or transferee executes and delivers a Leak-Out Agreement. After such sale or transfer, future sales of the securities covered by the Leak-Out Agreement by the original owner (together with certain of its affiliates) and the purchaser or transferee will be aggregated to determine compliance with the terms of the Leak-Out Agreement.

In connection with the private placement of the Warrants, the Company expects to enter into registration rights agreements with the Investors (the “Registration Rights Agreements”) pursuant to which it will agree to register the resale of the common shares issuable upon the exercise of the Warrants. Under such Registration Rights Agreements, the Company will agree to bear all fees and expenses attendant to registering the common shares issuable on exercise of the Warrants.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to each of the SPA, the form of Warrant, the form of Leak-Out Agreement, the form of Registration Rights Agreement, the Placement Agency Agreement, and the form of Lock-Up Agreement, the forms of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 respectively, and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Securities Purchase Agreement

99.2	Form of Warrant

99.3	Leak-Out Agreement

99.4	Registration Rights Agreement

99.5	Placement Agency Agreement

99.6	Lock-Up Agreement

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: March 24, 2017	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer